December 9, 2020

Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds College Target Date Series (the “Registrant” or the “Series”)

File No. 333-180729 and 811-22692

Dear Mr. Bartz:

This letter is in response to the oral comments you provided on November 20, 2020 to the Registrant’s Post-Effective Amendment No. 23 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 25 to the Registration Statement under the Investment Company Act of 1940, in which the Registrant registered a new series fund – American Funds College 2039 Fund (the “2039 Fund”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on January 1, 2021 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to the 2039 Fund apply equally to each of the Registrant’s other series funds with similar disclosure.

Summary Prospectus

1.	The “Annual fund operating expenses” table and expense example for the 2039 Fund have been left blank. Please email or include in your response letter the completed “Annual fund operating expenses” table and expense example.

Response: The completed “Annual fund operating expenses” table and expense example is included as Exhibit A to this response letter. We note supplementally that any expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses. Additionally, any expense reimbursement or fee waiver arrangement is reflected in the 2039 Fund’s expense example only for the period for which such expense reimbursement or fee waiver arrangement is expected to continue.

2.	In the section captioned “Principal investment strategies,” please provide a market capitalization policy or disclosure that the 2039 Fund may invest in underlying funds that may invest in securities at any market capitalization. If appropriate, please include disclosures of risks associated with smaller capitalization issuers.

Response: The 2039 Fund does not have a market capitalization policy and it is not a principal investment strategy of the 2039 Fund to achieve any particular market capitalization exposure. Rather, through the underlying funds in which it invests, the 2039 Fund will have exposure to issuers with a broad range of market capitalizations. We have described such exposure, and the risks associated with such exposure, in the Registrant’s statutory prospectus and statement of additional information. See, in particular, the paragraph captioned “Investing in stocks” in the statutory prospectus and the paragraph captioned “Investing in smaller capitalization stocks” in the statement of additional information. Because it is not a principal investment strategy of the 2039 Fund to invest in underlying funds based on their market capitalization exposure, we respectfully decline to revise the disclosure as proposed.

3.	The section captioned “Principal investment strategies” refers to investments in stocks of issuers domiciled outside the U.S. by underlying growth funds in which the 2039 Fund invests. Please disclose whether such investments include investments in stocks of any emerging markets issuers and any associated risks.

Response: The 2039 Fund does not have an emerging markets investment policy and it is not a principal investment strategy of the 2039 Fund to achieve any particular exposure to issuers in emerging markets. Rather, through the underlying funds in which it invests, the 2039 Fund will have exposure to issuers in emerging markets. We have described such exposure, and the risks associated with such exposure, in the Registrant’s statutory prospectus and statement of additional information. See, in particular, the paragraphs captioned “Investing outside the United States” and “Investing in emerging markets” in the statutory prospectus and the paragraphs captioned “Investing outside the United States”, “Investing in emerging markets” and “Certain risk factors related to emerging markets” in the statement of additional information. Because it is not a principal investment strategy of the 2039 Fund to invest in underlying funds based on their emerging markets exposure, we respectfully decline to revise the disclosure as proposed.

4.	In the section on principal risks associated with the underlying funds’ investment strategies, please supplement the paragraph captioned “Investing in debt instruments” to include disclosure on the credit quality and maturity policies for such investments and include the term “junk bonds” for any investments in debt instruments that will be rated below investment grade.

Response: The 2039 Fund does not have a debt instrument policy and it is not a principal investment strategy of the 2039 Fund to achieve any particular debt instrument exposure. Rather, through the underlying funds in which it invests, the 2039 Fund will have exposure to debt securities with a wide range of qualities and maturities. We have described such exposure, and the risks associated with such exposure, in the Registrant’s statutory prospectus and statement of additional information. See, in particular, the paragraphs captioned “Investing in debt instruments” and “Investing in lower rated debt instruments” in the statutory prospectus and the paragraphs captioned “Debt instruments” and “Lower rated debt securities” in the statement of additional information. Because it is not a principal investment strategy of the 2039 Fund to invest in underlying funds based on their exposures to debt securities based on credit qualities or maturities, we respectfully decline to revise the disclosure as proposed.

5.	Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Registrant’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets.

Response: We have considered the Registrant’s disclosure, including its risk disclosure, in light of the Staff’s comment and we believe the Registrant’s current disclosure is sufficient. In particular, the paragraph captioned “Market conditions” states that that the prices of, and the income generated by, the securities held by a fund may decline – sometimes rapidly or unpredictably – due to various market events. The risk factor further notes that public health emergencies (such as the spread of infectious disease), including actions taken by governmental or quasi-governmental authorities in response to such public health emergencies, could have impacts on global economies or markets. In line with the Staff’s stated preference for layered disclosure, we also include broader disclosure in this respect in the Registrant’s statement of additional information.

Statutory Prospectus

6.	In the section captioned “Investment objectives, strategies and risks,” there is a statement that the fund may, from time to time, take temporary defensive positions by holding all, or a significant portion, of its assets in cash, cash equivalents or other securities that may be deemed appropriate by the fund’s investment adviser. Please disclose the effect of investing all, or a significant portion, of the fund’s assets in cash, cash equivalents or other securities that may be deemed appropriate by the fund’s investment adviser for temporary defensive purposes.

Response: We have updated the disclosure to address this comment as follows:

Each fund may, from time to time, take temporary defensive positions by holding all, or a significant portion, of its assets in cash, cash equivalents or other securities that may be deemed appropriate by the fund’s investment adviser. The investment adviser may determine that it is appropriate to take such action in response to certain circumstances, such as periods of market turmoil. A larger amount of such holdings could negatively affect the fund’s investment results in a period of rising market prices. A larger percentage of cash or cash equivalents could reduce the fund’s magnitude of loss in the event of falling market prices and provide liquidity to make additional investments or to meet redemptions.

7.	The section captioned “Investment objectives, strategies and risks” includes a risk factor captioned “Investing in derivatives” relating to an underlying fund’s use of derivatives. This risk is identified as a principal risk associated with the underlying funds’ investment strategies. Please include this risk in the “Principal risks” section of the summary prospectus for the 2039 Fund.

Response: The section captioned “Investment objectives, strategies and risks” includes risk factors that may only apply to certain funds in the Series, and it is not a principal investment strategy of the 2039 Fund to invest in funds with significant exposure to derivatives. Accordingly, we respectfully decline to revise the disclosure as proposed, but we have updated the disclosure introducing these risk factors as follows:

The following are principal risks associated with the underlying funds’ investment strategies. Each fund will invest in some, but not all, of the underlying funds for which principal risks are listed below. Accordingly, not all of the principal risks listed below necessarily apply to each fund’s underlying funds.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0050.

Sincerely,

/s/ Timothy J. Moon

Timothy J. Moon

Counsel

Exhibit A

American Funds College 2039 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	All 529-F share classes
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.50%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1	529-F-2	529-F-3
Management fees	none	none	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.30%	1.00%	0.50%	0.25%	0.25%	none	none
Other expenses[2]	0.27	0.26	0.24	0.31	0.27	0.27%	0.17%
Acquired (underlying) fund fees and expenses[2]	0.41	0.41	0.41	0.41	0.41	0.41	0.41
Total annual fund operating expenses	0.98	1.67	1.15	0.97	0.93	0.68	0.58
Expense reimbursement[3]	0.08	0.08	0.08	0.08	0.08	0.08	0.08
Total annual fund operating expenses after expense reimbursement	0.90	1.59	1.07	0.89	0.85	0.60	0.50

[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Based on estimated amounts for the current fiscal year.
[3]	The investment adviser is currently reimbursing a portion of the other expenses. This reimbursement will be in effect through at least January 1, 2022. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Share class:	529-A	529-C	529-E	529-T	529-F-1	529-F-2	529-F-3	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$439	$262	$109	$339	$87	$61	$51		1 year	$162
3 years	644	519	358	544	289	210	178		3 years	519